Exhibit 99.1

Futu Announces First Quarter 2023 Unaudited Financial Results

HONG KONG, May 24, 2023 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Operational Highlights

•	Total number of paying clients[1] increased 15.2% year-over-year to 1,528,103 as of March 31, 2023.
•	Total number of registered clients[2] increased 13.5% year-over-year to 3,304,758 as of March 31, 2023.
•	Total number of users[3] increased 10.5% year-over-year to 20.0 million as of March 31, 2023.
•	Total client assets increased 20.6% year-over-year to HK$465.5 billion as of March 31, 2023.
•	Daily average client assets were HK$453.0 billion in the first quarter of 2023, an increase of 16.7% from the same period in 2022.
•	Total trading volume in the first quarter of 2023 declined 7.8% year-over-year to HK$1.2 trillion, in which trading volume for U.S. stocks was HK$827.6 billion, trading volume for Hong Kong stocks was HK$372.2 billion, and trading volume for stocks under the Stock Connect was HK$20.0 billion.
•	Daily average revenue trades (DARTs)[4] in the first quarter of 2023 declined 13.7% year-over-year to 514,105.
•	Margin financing and securities lending balance increased 35.3% year-over-year to HK$34.5 billion as of March 31, 2023.

First Quarter 2023 Financial Highlights

•	Total revenues increased 52.3% year-over-year to HK$2,499.9 million (US$318.5 million).
•	Total gross profit increased 56.3% year-over-year to HK$2,209.0 million (US$281.4 million).
•	Net income increased 108.4% year-over-year to HK$1,191.8 million (US$151.8 million).
•	Non-GAAP adjusted net income[5] increased 103.8% year-over-year to HK$1,268.0million (US$161.5 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “As of quarter end, total paying clients grew 15.2% year-over-year to over 1.5 million. Hong Kong market contributed over one-third of new paying clients in the first quarter as client acquisition accelerated during the equity market rally in January. Paying client growth in Singapore remained resilient as we continued to build brand awareness through offline investor education events and catered to investor demand for lower risk fund products. We introduced new products in various markets, including 24/5 U.S. stock trading in Hong Kong, leveraged foreign exchange trading in Singapore which enables trading 36 major currency pairs on margin, and multi-leg options strategy orders for U.S. stocks in the U.S. As we continued to expand product offerings and enhance user experience, we recorded another quarter of robust paying client retention rate of over 98% despite market weakness and headline regulatory news.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Total client assets increased by 20.6% year-over-year and 11.5% quarter-over-quarter to HK$465.5 billion. The growth was mainly due to higher market valuation on clients’ stock holdings, and to a lesser extent, net asset inflow. In Singapore, total client assets and average client assets increased by 28% and 22% quarter-over-quarter, respectively, attributable to solid net asset inflow across client cohorts and favorable U.S. equity market performance.”

“Total trading volume increased 11.9% sequentially to HK$1.2 trillion. Higher trading turnover in U.S. technology names led U.S. stock trading volume to increase 22.6% quarter-over-quarter to HK$827.6 billion. Hong Kong stock trading volume declined 6.2% sequentially to HK$372.2 billion as the equity market correction since February weighed on investor sentiments. We observed elevated margin financing and securities lending activities around technology stocks, sending the balance up by 29.6% sequentially to HK$34.5 billion at quarter end.”

“Total client assets in wealth management grew HK$5.4 billion in the quarter to reach HK$37.0 billion, representing a 77.4% growth year-over-year and 17.2% growth quarter-over-quarter. In Singapore, we ended the quarter with a 69% sequential increase in total client assets as money market funds continued to gain traction. As of quarter end, 15% of our paying clients in Singapore held wealth management products, up from 1% in the year-ago quarter. In terms of new product offerings, we launched bond trading in Singapore and fixed coupon notes (FCNs) and digital notes for professional investors in Hong Kong, which led to a five-fold jump in structured product asset balance.”

“We had 353 IPO distribution and IR clients as well as 662 ESOP clients as of quarter end, up 37% and 44% year-over-year, respectively. We acted as joint lead managers for several high-profile HK IPOs, including those of Beauty Farm Medical and Health Industry Inc. and YH Entertainment Group.”

“We are also pleased to announce that our wholly-owned Malaysia subsidiary, Futu Malaysia Sdn. Bhd., has received the approval-in-principle for the Capital Markets Services License (CMSL) from the Securities Commission Malaysia (SC). We look forward to tapping into the immense market opportunity in Malaysia and further strengthening our presence in the Southeast Asian market.”

First Quarter 2023 Financial Results

Revenues

Total revenues were HK$2,499.9 million (US$318.5 million), an increase of 52.3% from HK$1,641.0 million in the first quarter of 2022.

Brokerage commission and handling charge income was HK$1,079.3 million (US$137.5 million), an increase of 11.6% from the first quarter of 2022. This was mainly driven by an increase in blended commission rate from 7.3bps to 8.8bps.

Interest income was HK$1,294.3 million (US$164.9 million), an increase of 125.0% from the first quarter of 2022. The increase was mainly driven by higher interest income from bank deposits and securities borrowing and lending business.

Other income was HK$126.3 million (US$16.1 million), an increase of 28.5% from the first quarter of 2022. The increase was primarily driven by higher fund distribution service income.

Costs

Total costs were HK$290.8 million (US$37.0 million), an increase of 27.5% from HK$228.0 million in the first quarter of 2022.

Brokerage commission and handling charge expenses were HK$72.2 million (US$9.2 million), a decrease of 24.8% from the first quarter of 2022. Brokerage commission expenses didn’t grow in tandem with brokerage commission and handling charges mainly due to cost savings from our U.S. self-clearing business.

Interest expenses were HK$130.8 million (US$16.7 million), an increase of 233.7% from the first quarter of 2022. The increase was mainly driven by higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$87.7 million (US$11.2 million), a decrease of 5.4% from the first quarter of 2022. The decrease was primarily attributable to lower cloud service fee as a result of system optimization.

Gross Profit

Total gross profit was HK$2,209.0 million (US$281.4 million), an increase of 56.3% from HK$1,413.0 million in the first quarter of 2022. Gross margin was 88.4%, as compared to 86.1% in the first quarter of 2022.

Operating Expenses

Total operating expenses were HK$804.1 million (US$102.4 million), an increase of 7.5% from HK$748.3 million in the first quarter of 2022.

Research and development expenses were HK$354.9 million (US$45.2 million), an increase of 25.7% from the first quarter of 2022. This was primarily due to an increase in research and development headcount to support overseas expansion and new product offerings.

Selling and marketing expenses were HK$141.3 million (US$18.0 million), a decrease of 51.0% from HK$288.1 million in the first quarter of 2022. With stable customer acquisition costs on a year-over-year basis, the decrease was due to slower new paying client growth.

General and administrative expenses were HK$307.9 million (US$39.2 million), an increase of 73.3% from the first quarter of 2022. The increase was primarily due to an increase in general and administrative personnel to support overseas expansion.

Net Income

Net income increased by 108.4% to HK$1,191.8 million (US$151.8 million) from HK$571.8 million in the first quarter of 2022. Net income margin for the first quarter of 2023 expanded to 47.7% from 34.8% in the year-ago quarter mainly due to strong topline growth and lower selling and marketing expenses.

Non-GAAP adjusted net income increased by 103.8% to HK$1,268.0 million (US$161.5 million) from the first quarter of 2022. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$8.54 (US$1.09), compared with HK$3.88 in the first quarter of 2022. Diluted net income per ADS was HK$8.44 (US$1.08), compared with HK$3.85 in the first quarter of 2022. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Wednesday, May 24, 2023, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register.vevent.com/register/BIf9fb3ba33f3744a7957ee8e9db99e918.

It will automatically lead to the registration page of "Futu Holdings Ltd First Quarter 2023 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8499 to US$1.00, the noon buying rate in effect on March 31, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2022	2023	2023
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	5,028,898	7,349,761	936,287
Cash held on behalf of clients	50,685,472	54,350,481	6,923,716
Restricted cash	1,215	1,213	155
Term deposit	5,860	4,610	587
Short-term investments	675,064	935,485	119,172
Securities purchased under agreements to resell	32,000	47,000	5,987
Loans and advances-current (net of allowance of HK$27,840 thousand and HK$36,081 thousand as of December 31, 2022 and March 31, 2023, respectively)	26,676,358	29,883,720	3,806,892
Receivables:
Clients	513,358	369,757	47,103
Brokers	5,914,963	7,633,002	972,369
Clearing organizations	3,066,953	4,000,959	509,683
Fund management companies and fund distributors	79,086	108,379	13,806
Interest	254,310	236,939	30,184
Prepaid assets	28,507	35,250	4,491
Other current assets	102,258	105,455	13,434
Total current assets	93,064,302	105,062,011	13,383,866

Operating lease right-of-use assets	196,864	202,996	25,860
Long-term investments	239,694	237,574	30,265
Loans and advances - non-current	36,765	32,016	4,079
Other non-current assets	965,205	1,034,009	131,724
Total non-current assets	1,438,528	1,506,595	191,928
Total assets	94,502,830	106,568,606	13,575,794

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2022	2023	2023
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	52,725	60,144	7,662
Payables:
Clients	57,209,066	60,955,393	7,765,117
Brokers	11,815,274	17,938,684	2,285,212
Clearing organizations	51,867	223,542	28,477
Fund management companies and fund distributors	90,801	98,616	12,563
Interest	9,864	17,844	2,273
Borrowings	2,480,532	3,237,038	412,367
Lease liabilities - current	109,416	111,018	14,143
Accrued expenses and other current liabilities	1,706,159	1,596,086	203,326
Total current liabilities	73,525,704	84,238,365	10,731,140

Lease liabilities - non-current	101,727	105,823	13,481
Other non-current liabilities	13,620	13,704	1,746
Total non-current liabilities	115,347	119,527	15,227
Total liabilities	73,641,051	84,357,892	10,746,367

SHAREHOLDERS’ EQUITY
Class A ordinary shares	68	68	9
Class B ordinary shares	29	29	4
Additional paid-in capital	18,154,442	18,233,956	2,322,827
Treasury stock	(4,324,565)	(4,358,424)	(555,220)
Accumulated other comprehensive (loss)/income	(47,846)	63,586	8,100
Retained earnings	7,079,416	8,271,459	1,053,702
Total shareholders' equity	20,861,544	22,210,674	2,829,422

Non-controlling interest	235	40	5
Total equity	20,861,779	22,210,714	2,829,427
Total liabilities and equity	94,502,830	106,568,606	13,575,794

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	967,466	1,079,311	137,494
Interest income	575,222	1,294,260	164,876
Other income	98,316	126,282	16,087
Total revenues	1,641,004	2,499,853	318,457
Costs
Brokerage commission and handling charge expenses	(95,989)	(72,246)	(9,203)
Interest expenses	(39,225)	(130,840)	(16,668)
Processing and servicing costs	(92,741)	(87,724)	(11,175)
Total costs	(227,955)	(290,810)	(37,046)
Total gross profit	1,413,049	2,209,043	281,411

Operating expenses
Research and development expenses	(282,449)	(354,899)	(45,211)
Selling and marketing expenses	(288,145)	(141,278)	(17,997)
General and administrative expenses	(177,742)	(307,893)	(39,223)
Total operating expenses	(748,336)	(804,070)	(102,431)

Others, net	(20,325)	(7,732)	(985)

Income before income tax expense and share of loss from equity method investments	644,388	1,397,241	177,995

Income tax expense	(72,548)	(201,701)	(25,695)
Share of loss from equity method investments	-	(3,695)	(471)

Net income	571,840	1,191,845	151,829

Attributable to:
Ordinary shareholders of the Company	571,840	1,192,043	151,854
Non-controlling interest	-	(198)	(25)
	571,840	1,191,845	151,829

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.49	1.07	0.14
Diluted	0.48	1.06	0.13

Net income per ADS
Basic	3.88	8.54	1.09
Diluted	3.85	8.44	1.08

Weighted average number of ordinary shares used in computing net income per share
Basic	1,178,742,697	1,116,767,496	1,116,767,496
Diluted	1,189,523,422	1,129,538,989	1,129,538,989

Net income	571,840	1,191,845	151,829
Other comprehensive income, net of tax
Foreign currency translation adjustment	44,289	111,435	14,196
Total comprehensive income	616,129	1,303,280	166,025

Attributable to:
Ordinary shareholders of the Company	616,129	1,303,475	166,050
Non-controlling interest	-	(195)	(25)
	616,129	1,303,280	166,025

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	HK$	HK$	US$
Net income	571,840	1,191,845	151,829
Add: Share-based compensation expenses	50,388	76,110	9,696
Adjusted net income	622,228	1,267,955	161,525

Non-GAAP to GAAP reconciling items have no income tax effect.